October 17, 2012

Via Edgar and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler
Mr. Johnny Gharib

Re:	Navidea Biopharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-184173

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Navidea Biopharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-184173) to October 17, 2012, at 2:00 p.m. Eastern Time or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Jack Gravelle, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2084, and fax (614) 227-2100.

Sincerely,

Navidea Biopharmaceuticals, Inc.

/s/Brent L. Larson

Senior Vice President and Chief Financial Officer